Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2014 Financial Results

Net revenues in Q4 2014 increased by 90.9% year-over-year

Gross margin in Q4 2014 increased 300 basis points year-over-year to 6.6%

NANJING, China, March 4, 2015 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Highlights for the Fourth Quarter of 2014

•                  Net revenues in the fourth quarter of 2014 increased by 90.9% year-over-year to RMB928.7 million (US$149.7 million)1.

•                  Gross margin was 6.6% in the fourth quarter of 2014 compared to 3.6% in the fourth quarter of 2013.

•                  Total number of trips from organized tours (excluding local tours) increased by 139.9% year-over-year and the total number of trips from self-guided tours increased by 83.7% year-over-year in the fourth quarter of 2014.

•                  Mobile traffic contributed to over 65% of total online traffic and 45% of total online orders in the fourth quarter of 2014.

•                  Tuniu added 452 regional service centers in the fourth quarter of 2014. As of December 31, 2014, Tuniu had 75 regional service centers throughout China.

Highlights for the Fiscal Year 2014

•                  Net revenues were RMB3.5 billion (US$569.7 million) in 2014, up 81.3% from 2013.

•                  Gross margin was 6.4% in 2014, compared to 6.2% in 2013.

•                  Total number of trips from organized tours (excluding local tours) increased by 93.9% year-over-year and the total number of trips from self-guided tours increased by 78.7% year-over-year in 2014.

Mr. Donald Yu, Tuniu’s co-founder and Chief Executive Officer, said, “We are pleased to have delivered excellent top-line growth of 90.9% year-over-year in the fourth quarter of 2014 as we continued to expand our market share in China’s online leisure travel industry. According to the latest iResearch report3, Tuniu was the number one ranked company in online organized tours with a market share of over 20% in 2014. We are confident that our ongoing investments in the online shopping experience, tour advisory services and regional online-to-offline services will further differentiate Tuniu’s customer experience and drive growth.”

1  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was RMB 6.2046 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2  45 regional service centers consist of Zhenjiang, Changzhou, Yangzhou, Yancheng, Xuzhou, Changshu, Jiangyin, Nantong, Shanghai(II), Beijing(II), Jinhua, Shaoxing, Jiaxing, Dongying, Zibo, Weifang, Weihai, Yantai, Rizhao, Foshan, Luoyang, Lanzhou, Nanchong, Datong, Huzhou, Yichang, Zhuzhou, Zhangzhou, Taizhou (tāi’zhou), Deyang, Kunming, Huhehaote, Wenzhou, Tangshan, Dongguan, Anshan, Huangshi, Changde, Taizhou (tài’zhou), Jinzhou, Linyi, Leshan, Mianyang, Zhongshan, and Xuchang.

3  According to iResearch latest report on China’s online leisure travel industry, published in February 2015.

Mr. Alex Yan, Tuniu’s co-founder and Chief Operating Officer, said, “In the fourth quarter, we opened 45 additional regional service centers in China’s second-and-third-tier cities, broadening our presence to a total of 75 service centers in 73 cities at the end of 2014. As we execute on our regional expansion strategy, we are particularly pleased to see strong growth momentum and increasing contribution from lower tier cities. During the fourth quarter, we also enhanced our supply chain management through deeper cooperation with strategic suppliers and continuing our transition towards direct procurement relationships. These initiatives are a vital component of our plans to expand product offerings and improve profitability.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “Our strategic investments in regional expansion, technology innovation, and brand promotion will strengthen our competitiveness in the long run. With the online penetration rate of the leisure travel market surpassing 10% in 20144 and set to continue growing, we are confident there is a great potential for industry leaders such as Tuniu to keep sustainable growth in the years to come.”

Fourth Quarter 2014 Results

Net revenues were RMB928.7 million (US$149.7 million) in the fourth quarter of 2014, representing a year-over-year increase of 90.9% from the corresponding period in 2013. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. The number of trips sold increased by 88.0% to 558,715 in the fourth quarter of 2014 up from 297,110 in the fourth quarter of 2013.

•                  Revenues from organized tours, which are recognized on a gross basis, were RMB896.0 million (US$144.4 million) in the fourth quarter of 2014, representing a year-over-year increase of 88.7% from the corresponding period in 2013. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. In the fourth quarter of 2014, the number of trips of organized tours (excluding local tours) increased by 139.9% to 192,505 up from 80,258 in the fourth quarter of 2013, and the number of trips of local tours increased by 62.8% to 250,046 from 153,605 in the fourth quarter of 2013.

•                  Revenues from self-guided tours, which are recognized on a net basis, were RMB28.6 million (US$4.6 million) in the fourth quarter of 2014, representing a year-over-year increase of 292.9% from the corresponding period in 2013. The increase in revenues was primarily due to the margin improvement in Maldives and certain domestic tours. The number of trips of self-guided tours increased by 83.7% year-over-year to 116,164 in the fourth quarter of 2014 from 63,247 in the fourth quarter of 2013.

•                  Other revenues were RMB8.9 million (US$1.4 million) in the fourth quarter of 2014, representing a year-over-year increase of 26.8% from the corresponding period in 2013. The increase was primarily due to a rise of service fees received from insurance companies and tourism boards and bureaus.

4  According to iResearch latest report on China’s online leisure travel industry, published in February 2015.

Cost of revenues was RMB867.1 million (US$139.8 million) in the fourth quarter of 2014, representing a year-over-year increase of 84.9% from the corresponding period in 2013. The increase was primarily due to an increase in cost to suppliers of organized tours and the personnel expansion in tour advisor, call center and regional service centers during the period. As a percentage of net revenues, cost of revenues was 93.4% in the fourth quarter of 2014 compared to 96.4% in the corresponding period in 2013.

Gross margin was 6.6% in the fourth quarter of 2014 compared to 3.6% in the fourth quarter of 2013. The increase in gross margin was primarily due to cost savings from economies of scale, and increasing direct-procurement, as well as from reduced pricing competition for the Maldives product lines.

Operating expenses were RMB238.0 million (US$38.4 million) in the fourth quarter of 2014, representing a year-over-year increase of 210.9% from the corresponding period in 2013. Share-based compensation expenses, which were allocated to related operating expense line items, were RMB10.9 million (US$1.8 million) in the fourth quarter of 2014. Non-GAAP operating expenses, which excluded share-based compensation expenses, were RMB227.2 million (US$36.6 million) in the fourth quarter of 2014, representing a year-over-year increase of 196.7%.

•                  Research and product development expenses were RMB38.7 million (US$6.2 million) in the fourth quarter of 2014, representing a year-over-year increase of 176.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB0.5 million (US$76.3 thousand), were RMB38.2 million (US$6.2 million) in the fourth quarter of 2014, representing an increase of 173.3% from the corresponding period in 2013. The increase was primarily due to investments in technology personnel for mobile related initiatives and new lines of product and service offerings, such as dynamic packaging, destination services and regional services.

•                  Sales and marketing expenses were RMB143.1 million (US$23.1 million) in the fourth quarter of 2014, representing a year-over-year increase of 272.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.1 million (US$21.5 thousand), were RMB143.0 million (US$23.0 million) in the fourth quarter of 2014, representing a year-over-year increase of 272.5% from the corresponding period in 2013. The increase was primarily due to branding campaigns and advertisements to drive our mobile business expansion.

•                  General and administrative expenses were RM59.2 million (US$9.5 million) in the fourth quarter of 2014, representing a year-over-year increase of 140.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB10.3 million (US$1.7 million), were RMB49.0 million (US$7.9 million) in the fourth quarter of 2014, representing a year-over-year increase of 98.9% from the corresponding period in 2013. The increase was primarily due to growing headcount of our administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB176.5 million (US$28.4 million) in the fourth quarter of 2014, compared to a loss from operations of RMB59.2 million (US$9.5 million) in the corresponding period in 2013. Non-GAAP loss from operations, which excluded share-based compensation expenses, was RMB165.5 million (US$26.7 million) in the fourth quarter of 2014.

Net loss was RMB168.0 million (US$27.1 million) in the fourth quarter of 2014, compared to a net loss of RMB53.7 million (US$8.7 million) in the fourth quarter of 2013. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB157.1 million (US$25.3 million) in the fourth quarter of 2014.

Net loss attributable to ordinary shareholders was RMB168.0 million (US$27.1 million) in the fourth quarter of 2014, compared to a net loss attributable to ordinary shareholders of RMB53.7 million (US$8.7 million) in the corresponding period in 2013. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, was RMB157.1 million (US$25.3 million) in the fourth quarter of 2014.

As of December 31, 2014, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.0 billion (US$317.6 million).

Fiscal Year 2014 Results

Net revenues were RMB3.5 billion (US$569.7 million) in 2014, an 81.3% increase from 2013.

•                  Revenues from organized tours, which are recognized on a gross basis, were RMB3.4 billion (US$553.3 million) in 2014, representing an increase of 81.4% from 2013. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. In 2014, the number of trips of organized tours (excluding local tours) increased by 93.9% to 711,847 up from 367,104 in 2013, and the number of trips of local tours increased by 56.4% to 1,074,335 up from 687,121 in 2013.

•                  Revenues from self-guided tours, which are recognized on a net basis, were RMB93.1 million (US$15.0 million) in 2014, representing a 90.4% increase from 2013. The increase in revenues was primarily due to growth in travel to the Maldives and certain domestic destinations. The number of trips of self-guided tours increased by 78.7% to 395,652 in 2014 up from 221,412 in 2013.

•                  Other revenues, were RMB28.8 million (US$4.6 million) in 2014, representing a 38.6% increase from 2013. The increase was primarily due to a rise of service fees received from insurance companies and tourism boards and bureaus.

Cost of revenues was RMB3.3 billion (US$533.3 million) in 2014, representing an 80.8% increase from 2013. The increase was in line with the growth of revenues. As a percentage of net revenues, cost of revenues was 93.6% in 2014 compared to 93.8% in 2013.

Gross margin was 6.4% in 2014 compared to 6.2% in 2013.

Operating expenses were RMB699.2 million (US$112.7 million) in 2014, representing a 222.1% increase from 2013. Share-based compensation expenses, which were allocated to related operating expense line items, were RMB38.4 million (US$6.2 million) in 2014. Non-GAAP operating expenses, which excluded share-based compensation expenses, were RMB660.8 million (US$106.5 million) in 2014, up 204.4% from 2013.

•                  Research and product development expenses were RMB104.9 million (US$16.9 million) in 2014, representing a 169.0% increase from 2013. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB2.0 million (US$0.3 million), were RMB102.9 million (US$16.6 million) in 2014, representing a 163.9% increase from 2013. The increase was primarily due to investments in new product offerings and mobile related initiatives, and the rise in technology expenses and personnel expenses for product development.

•                  Sales and marketing expenses were RMB434.2 million (US$70.0 million) in 2014, a 294.5% increase from 2013. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.9million (US$0.1 million), were RMB433.3 million (US$69.8 million) in 2014, representing a 293.7% increase from 2013. The increase was primarily due to branding campaigns and advertisements for our mobile business expansion.

•                  General and administrative expenses were RMB167.0 million (US$26.9 million) in 2014, representing a 139.7% increase from 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB35.5 million (US$5.7 million), were RMB131.4 million (US$21.2 million) in 2014, up 88.6% from 2013. The increase was primarily due to growing headcount of our administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB473.0 million (US$76.2 million) in 2014, compared to a loss from operations of RMB97.0 million (US$15.6 million) in 2013. Non-GAAP loss from operations, which excluded share-based compensation expenses, was RMB433.8 million (US$69.9 million) in 2014.

Net loss was RMB447.9 million (US$72.2 million) in 2014, compared to a net loss of RMB79.6 million (US$12.8 million) in 2013. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB408.7 million (US$65.9 million) in 2014.

Net loss attributable to ordinary shareholders was RMB463.5 million (US$74.7 million) in 2014, compared to a net loss attributable to ordinary shareholders of RMB139.1 million (US$22.4 million) in 2013. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, was RMB424.3 million (US$68.4 million) in 2014.

Business Outlook

For the first quarter of 2015, Tuniu expects to generate RMB1.13 billion to RMB1.16 billion of net revenues, which represents 95% to 100% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time on March 4, 2015, (9:00 pm, Beijing/Hong Kong Time, on March 4, 2015) to discuss the fourth quarter and fiscal year 2014 financial results.

Listeners may access the call by dialing the following numbers:

US	+1-888-346-8982
Hong Kong	800-905945
China	4001-201203
International	+1-412-902-4272

Conference ID: Tuniu Corporation Q4 2014 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 11, 2015. The dial-in details are as follows:

US	+1-877-344-7529
International	+1-412-317-0088

Replay Access Code: 10060547

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (NASDAQ:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 550,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including approximately 650 tour advisors, a 24/7 call center and 75 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, all of which excludes share-based compensation expenses. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been — and will continue to be — a significant recurring expense in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: tuniu@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	419,402,835	1,457,722,376	234,942,200
Restricted cash	9,250,000	44,030,000	7,096,348
Short-term investments	327,000,000	468,570,000	75,519,776
Accounts receivable, net	1,651,087	8,644,481	1,393,237
Prepayments and other current assets	286,560,247	575,296,906	92,721,031
Total current assets	1,043,864,169	2,554,263,763	411,672,592
Non-current assets:
Property and equipment, net	24,851,303	72,310,290	11,654,303
Other non-current assets	6,657,304	18,443,279	2,972,517
Total non-current assets	31,508,607	90,753,569	14,626,820

Total assets	1,075,372,776	2,645,017,332	426,299,412

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	288,964,931	382,704,323	61,680,741
Salary and welfare payable	47,388,096	78,739,361	12,690,481
Taxes payable	1,323,961	3,884,044	625,994
Advances from customers	396,737,968	638,827,791	102,960,351
Accrued expenses and other current liabilities	29,732,090	109,860,116	17,706,237
Total current liabilities	764,147,046	1,214,015,635	195,663,804
Non-current liabilities	19,870,002	22,278,479	3,590,639
Total liabilities	784,017,048	1,236,294,114	199,254,443

Mezzanine equity:
Series A Convertible Preferred Shares	9,360,443	—	—
Series B Convertible Preferred Shares	48,890,116	—	—
Series C Convertible Preferred Shares	290,255,691	—	—
Series D Convertible Preferred Shares	367,934,993	—	—
Total mezzanine equity	716,441,243	—	—

Shareholders’ equity/(deficit)
Ordinary shares	17,757	121,068	19,513
Additional paid-in capital	200,000	2,298,726,639	370,487,483
Accumulated other comprehensive loss	(19,723,270)	(21,080,728)	(3,397,597)
Accumulated deficit	(405,580,002)	(869,043,761)	(140,064,430)
Total shareholders’ equity/(deficit)	(425,085,515)	1,408,723,218	227,044,969
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,075,372,776	2,645,017,332	426,299,412

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$

Revenues:
Organized tours	474,854,356	1,285,951,777	896,039,539	144,415,359
Self-guided tours	7,281,034	25,200,157	28,610,275	4,611,139
Others	6,981,172	7,621,411	8,852,058	1,426,693
Total revenues	489,116,562	1,318,773,345	933,501,872	150,453,191
Less: Business and related taxes	(2,706,150)	(7,068,339)	(4,803,392)	(774,166)
Net revenues	486,410,412	1,311,705,006	928,698,480	149,679,025
Cost of revenues	(469,027,417)	(1,231,473,450)	(867,129,831)	(139,755,960)
Gross profit	17,382,995	80,231,556	61,568,649	9,923,065

Operating expenses:
Research and product development	(13,993,553)	(27,710,368)	(38,717,404)	(6,240,113)
Sales and marketing	(38,381,824)	(120,705,789)	(143,091,536)	(23,062,169)
General and administrative	(24,615,702)	(46,111,649)	(59,237,000)	(9,547,271)
Other operating income	427,928	1,392,475	2,996,602	482,965
Total operating expenses	(76,563,151)	(193,135,331)	(238,049,338)	(38,366,588)
Loss from operations	(59,180,156)	(112,903,775)	(176,480,689)	(28,443,523)
Other income/(expenses):
Interest income	5,493,914	10,483,114	8,621,182	1,389,482
Foreign exchange related gains / (losses), net	22,046	(772,042)	(63,170)	(10,181)
Other loss, net	(27,503)	(249,157)	(116,934)	(18,846)
Loss before provision for income taxes	(53,691,699)	(103,441,860)	(168,039,611)	(27,083,068)
Provision for income taxes	—	—	—	—
Net loss	(53,691,699)	(103,441,860)	(168,039,611)	(27,083,068)
Deemed dividends to preferred shareholders	—	—	—	—
Net loss attributable to ordinary shareholders	(53,691,699)	(103,441,860)	(168,039,611)	(27,083,068)

Net loss	(53,691,699)	(103,441,860)	(168,039,611)	(27,083,068)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(2,725,376)	448,754	(3,547,388)	(571,735)
Comprehensive loss	(56,417,075)	(102,993,106)	(171,586,999)	(27,654,803)
Loss per share
Net loss per ordinary share attributable to ordinary shares - basic and diluted	(2.07)	(0.69)	(1.12)	(0.18)
Net loss per ADS —basic and diluted*	(6.20)	(2.08)	(3.35)	(0.54)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	149,259,585	150,645,691	150,645,691

Share-based compensation expenses included are as follows:
Cost of revenues	—	66,287	78,585	12,666
Research and product development	—	265,963	473,176	76,262
Sales and marketing	—	41,889	133,608	21,534
General and administrative	—	8,842,898	10,283,880	1,657,461
Total	—	9,217,037	10,969,249	1,767,923

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended December 31, 2014
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
Cost of revenues	(867,129,831)	78,585	(867,051,246)

Research and product development	(38,717,404)	473,176	(38,244,228)
Sales and marketing	(143,091,536)	133,608	(142,957,928)
General and administrative	(59,237,000)	10,283,880	(48,953,120)
Other operating income	2,996,602	—	2,996,602
Total operating expenses	(238,049,338)	10,890,664	(227,158,674)

Loss from operations	(176,480,689)	10,969,249	(165,511,440)

Net loss	(168,039,611)	10,969,249	(157,070,362)

Net loss attributable to ordinary shareholders	(168,039,611)	10,969,249	(157,070,362)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(1.12)	—	(1.04)
Net loss per ADS - basic and diluted	(3.35)	—	(3.13)

	Quarter Ended September 30, 2014
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
Cost of revenues	(1,231,473,450)	66,287	(1,231,407,163)

Research and product development	(27,710,368)	265,963	(27,444,405)
Sales and marketing	(120,705,789)	41,889	(120,663,900)
General and administrative	(46,111,649)	8,842,898	(37,268,751)
Other operating income	1,392,475	—	1,392,475
Total operating expenses	(193,135,331)	9,150,750	(183,984,581)

Loss from operations	(112,903,775)	9,217,037	(103,686,738)

Net loss	(103,441,860)	9,217,037	(94,224,823)

Net loss attributable to ordinary shareholders	(103,441,860)	9,217,037	(94,224,823)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(0.69)	—	(0.63)
Net loss per ADS - basic and diluted	(2.08)	—	(1.89)

	Quarter Ended Dec 31, 2013
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
Cost of revenues	(469,027,417)	—	(469,027,417)

Research and product development	(13,993,553)	—	(13,993,553)
Sales and marketing	(38,381,824)	—	(38,381,824)
General and administrative	(24,615,702)	—	(24,615,702)
Other operating income	427,928	—	427,928
Total operating expenses	(76,563,151)	—	(76,563,151)

Loss from operations	(59,180,156)	—	(59,180,156)

Net loss	(53,691,699)	—	(53,691,699)

Net loss attributable to ordinary shareholders	(53,691,699)	—	(53,691,699)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(2.07)	—	(2.07)
Net loss per ADS - basic and diluted	(6.20)	—	(6.20)

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$

Revenues:
Organized tours	1,892,826,128	3,432,825,480	553,271,038
Self-guided tours	48,900,513	93,125,546	15,009,114
Others	20,744,092	28,756,346	4,634,682
Total revenues	1,962,470,733	3,554,707,372	572,914,834
Less: Business and related taxes	(12,783,319)	(19,768,193)	(3,186,054)
Net revenues	1,949,687,414	3,534,939,179	569,728,780
Cost of revenues	(1,829,665,386)	(3,308,800,795)	(533,281,887)
Gross profit	120,022,028	226,138,384	36,446,893

Operating expenses:
Research and product development	(38,994,362)	(104,881,535)	(16,903,835)
Sales and marketing	(110,070,612)	(434,191,090)	(69,978,901)
General and administrative	(69,678,933)	(166,987,647)	(26,913,523)
Other operating income	1,688,560	6,901,814	1,112,370
Total operating expenses	(217,055,347)	(699,158,458)	(112,683,889)
Loss from operations	(97,033,319)	(473,020,074)	(76,236,996)
Other income/(expenses):
Interest income	16,163,339	31,283,593	5,042,000
Foreign exchange related gains / (losses), net	1,286,468	(5,333,644)	(859,627)
Other loss, net	(48,567)	(787,726)	(126,958)
Loss before provision for income taxes	(79,632,079)	(447,857,851)	(72,181,581)
Provision for income taxes	—	—	—
Net loss	(79,632,079)	(447,857,851)	(72,181,581)
Deemed dividends to preferred shareholders	(59,428,400)	(15,605,908)	(2,515,216)
Net loss attributable to ordinary shareholders	(139,060,479)	(463,463,759)	(74,696,797)

Net loss	(79,632,079)	(447,857,851)	(72,181,581)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(4,857,417)	(1,357,458)	(218,783)
Comprehensive loss	(84,489,496)	(449,215,309)	(72,400,364)
Loss per share
Net loss per ordinary share attributable to ordinary shares - basic and diluted	(5.35)	(4.38)	(0.71)
Net loss per ADS - basic and diluted*	(16.05)	(13.15)	(2.12)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	105,746,313	105,746,313

Share-based compensation expenses included are as follows:
Cost of revenues	—	799,880	128,917
Research and product development	—	1,971,655	317,773
Sales and marketing	—	856,858	138,100
General and administrative	—	35,544,285	5,728,699
Total	—	39,172,678	6,313,489

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Year Ended December 31, 2014
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result

Cost of revenues	(3,308,800,795)	799,880	(3,308,000,915)

Research and product development	(104,881,535)	1,971,655	(102,909,880)
Sales and marketing	(434,191,090)	856,858	(433,334,232)
General and administrative	(166,987,647)	35,544,285	(131,443,362)
Other operating income	6,901,814	—	6,901,814
Total operating expenses	(699,158,458)	38,372,798	(660,785,660)

Loss from operations	(473,020,074)	39,172,678	(433,847,396)

Net loss	(447,857,851)	39,172,678	(408,685,173)

Net loss attributable to ordinary shareholders	(463,463,759)	39,172,678	(424,291,081)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(4.38)	—	(4.01)
Net loss per ADS - basic and diluted	(13.15)	—	(12.04)

	Year Ended December 31, 2013
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result

Cost of revenues	(1,829,665,386)	—	(1,829,665,386)

Research and product development	(38,994,362)	—	(38,994,362)
Sales and marketing	(110,070,612)	—	(110,070,612)
General and administrative	(69,678,933)	—	(69,678,933)
Other operating income	1,688,560	—	1,688,560
Total operating expenses	(217,055,347)	—	(217,055,347)

Loss from operations	(97,033,319)	—	(97,033,319)

Net loss	(79,632,079)	—	(79,632,079)

Net loss attributable to ordinary shareholders	(139,060,479)	—	(139,060,479)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(5.35)	—	(5.35)
Net loss per ADS - basic and diluted	(16.05)	—	(16.05)